[GAP INC. LOGO]

February 29, 2008

Via EDGAR & Federal Express

John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: The Gap, Inc. File No. 001-07562

Form 10-K for the Fiscal Year Ended February 3, 2007

Dear Mr. Reynolds:

Thank you for your follow-up comment letter dated January 29, 2008. We have repeated your comment below and have responded to it with the actions we propose to take in our future filings.

1. We note your response to comment one of our letter dated January 8, 2008 and we reissue the comment. While you list the 2006 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive bonus and long-term incentive compensation. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, supplementally advise us whether the company's targets for the fiscal year ended February 3, 2008 are expected to be materially different from those of February 3, 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to item 402(b) of Regulation S-K.

Our Response

Under the Company's 2007 fiscal year incentive compensation plan for eligible senior executives, objective earnings targets were used to determine 75% of the annual cash bonus and 100% of the long-term incentive plan grants (other than awards with solely time-based vesting requirements).1 The targets were based on the earnings, before interest and taxes, of Gap Inc. or an individual division, depending upon the responsibilities of the executive, subject to certain exclusions. Separate targets were set for threshold, target and maximum payouts under the plan.

In our 2008 Proxy Statement, we plan to disclose in tabular format these fiscal 2007 Gap Inc. and divisional earnings targets for our named executive officers, as well as the actual results, in each case expressed as a percentage of the prior year's (fiscal 2006) actual results. In other words, for a Gap Inc. or divisional earnings target, as the case may be, we plan to disclose that the 2007 fiscal year earnings targets for threshold, target, and maximum payouts under the plan were x%, x%, and x% of the corresponding 2006 fiscal year actual earnings results, and that the actual 2007 fiscal year earnings results were x% of fiscal 2006 results.

In accordance with your request, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas J. Lima

Thomas J. Lima

Vice President and Associate General Counsel

cc: Ronald E. Alper

Tom Kluck

_______________________

1Twenty-five percent of the 2007 fiscal year annual cash bonus for senior executives other than the CEO was based on a set of subjective factors for each individual that are assessed qualitatively by the CEO at the end of the year in his sole discretion. As was the case in our 2007 Proxy Statement, we plan to summarize these subjective factors in our 2008 Proxy Statement.